FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                   13 May 2003



                           CRH: Directors Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:  Directors Shareholding





SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of company

CRH plc

2. Name of director

Brian G. Hill

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Brian G. Hill



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Scrip Dividend

7. Number of shares/ amount of stock acquired

5,446

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12.     Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

391,830

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003





SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of company

CRH plc

2. Name of director/secretary

Angela Malone

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Secretary

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Angela Malone                    18,797

G.S.O'B. Trustees Limited         1,892

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

232

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

20,689

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003




SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of company

CRH plc

2. Name of director

Patrick J. Molloy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Patrick J. Molloy

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

88

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

7,861

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003




SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of company

CRH plc

2. Name of director

Kieran McGowan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kieran McGowan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

47

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

4,132

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification


23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003




SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of company

CRH plc

2. Name of director

Anthony O'Brien

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anthony O'Brien

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

28

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

2,485

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003





SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of company

CRH plc

2. Name of director

Wilhelmus P. Roef

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Wilhelmus P. Roef

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

20

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

1,409

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification


23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003




SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of company

CRH plc

2. Name of director

David M. Kennedy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David M. Kennedy                        51,539

Una E. Kennedy                           2,711

David M. Kennedy & Patricia Kennedy      9,250

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

606

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

- Director/Spouse 54,250

- as Trustee 9,250

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003



SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

William I. O'Mahony

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William I. O'Mahony           210,399

Arnolda L. O'Mahony           242,057

G.S.O'B. Trustees Limited       2,461

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

28

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

454,917

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003




SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

John L. Wittstock

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John L. Wittstock

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

602

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

43,269

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003





SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Henry P. Sheridan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Henry P. Sheridan            825,191

G.S.O'B. Trustees Limited      2,461

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Scrip Dividend

7. Number of shares/amount of stock acquired

9,229

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

827,652

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification


23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003



SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Thomas W. Hill

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Limited                             23,951

Pershing Keen Nominees Limited                      6,551

National City Nominees Limited                     21,726

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

268

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR12.75

13. Date of transaction

12.05.03

14. Date company informed

12.05.03

15. Total holding following this notification

52,228

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary

Date of notification: 13th May 2003


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:  13 May 2003

                                                    By: ___/s/ M. P. Lee___

                                                    M. P. Lee
                                                    Finance Director Designate